October 28, 2010	Standard & Poor’s Listed
For Immediate Release	SEC 20-F Statement Filed

NEWS RELEASE

GREAT PANTHER DISCOVERS NEW SILVER-GOLD ZONES AT SAN IGNACIO MINE
PROPERTY IN GUANAJUATO

GREAT PANTHER SILVER LIMITED (TSX: GPR; the “Company”) is pleased to announce that the first surface drill hole at the San Ignacio Mine property, Guanajuato has been successful in intersecting several new zones of silver-gold mineralization. Three well-mineralized intervals were intersected, including the Melladito and Nombre de Dios veins, as well as a deeper, and previously unknown, footwall stockwork zone. The most westerly vein system, the Plateros vein, which hosted the former San Ignacio Mine operation, will be drilled further on in the drill program.

Surface drill hole ESI10-01, drilled at -45°, intersected three zones of economic significance, none of which have been previously developed. The Melladito vein returned 11.45 metres grading 1.18g/t gold and 131g/t silver, including 3.70 metres grading 1.98g/t gold and 203g/t silver; the Nombre de Dios vein returned 3.15 metres grading 2.15g/t gold and 157g/t silver; and a previously unknown footwall stockwork assayed 3.76g/t gold and 11g/t silver over 2.00 metres. In addition, two other zones of mineralization were intersected that, while returning lower grades in this hole, could be of greater significance along strike or down-dip. A plan map showing the location of Great Panther’s first San Ignacio drill-hole, and an interpretative cross section, are posted on the Company web-site at www.greatpanther.com.

“We are extremely pleased to have such early, positive indications of the potential of the vein systems on the San Ignacio Mine property”, stated Robert Archer, Great Panther’s President & CEO. “Considering the easy trucking distance to our plant in the City of Guanajuato, the ability to quickly define and develop any new zones at San Ignacio will be an important factor in achieving our stated production targets and resource growth.”

Highlights of Drill Hole ESI10-01
Zone	Hole ID	FROM m	TO m	Width m	True	Au g/t	Ag g/t
					width m
Melladito hanging wall	ESI10-01	123.40	125.50	2.10	1.95	0.69	98

Melladito	ESI10-01	133.45	144.90	11.45	10.65	1.18	131
	includes	140.00	143.70	3.70	3.44	1.98	203

Intermediate	ESI10-01	223.10	225.30	2.20	2.05	0.55	60

Nombre de Dios	ESI10-01	260.85	264.00	3.15	2.93	2.15	157

Footwall stockwork	ESI10-01	296.60	298.60	2.00	1.86	3.76	11

The San Ignacio Mine property covers approximately 4 kilometres of strike length on the La Luz vein system, which is parallel to, and 5 kilometres west of, the principal Veta Madre structure that hosts the main Guanajuato mines (see map on website at http://www.greatpanther.com/i/pdf/SanIgnacio-LocationMap-Sep10.pdf). The La Luz district marks the site of the first discovery of silver in the area, in the year 1548, which led to the discovery of the Veta Madre silver-gold deposits in 1550. It comprises a swarm of generally north-northwest striking, west dipping quartz veins and breccias with associated low sulphidation silver-gold mineralization, along an approximate 8 kilometre long trend.

The initial 2,000 metre core drilling program at San Ignacio will comprise four sections across the three main structures and test them from 100 to 300 metres below surface. Additional drilling will then be proposed for 2011 based upon the results of this first phase, which is expected to be completed this quarter. As each phase of drilling is completed, results will be used to add to Great Panther’s resource base for the Guanajuato Mine.

Due to the early success of the surface drill program, power is being restored to the original San Ignacio Mine area and the shaft and old workings will be pumped out and rehabilitated while further exploration progresses. Surface drilling and underground mapping will continue and, once sufficient geological data has been assembled to facilitate a mine plan, development will commence in preparation for mine production. All necessary preparations are being initiated, including regulatory permitting, in advance of a development / production decision.

Robert F. Brown, P. Eng. and Vice President of Exploration for the Company is the Qualified Person for the Guanajuato Mine, under the meaning of NI 43-101. A full QA/QC program is being followed including the regular insertion of splits, blanks, and standards into the core sampling sequence. Analysis of the drill core samples will be conducted at the Guanajuato Mine on-site laboratory, independently operated by SGS.

For further information, please visit the Company’s website at www.greatpanther.com, contact B&D Capital at telephone 604 685 6465, fax 604 899 4303 or e-mail info@greatpanther.com.

ON BEHALF OF THE BOARD

“Robert A. Archer”

Robert A. Archer, President & CEO

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of the Securities Act (Ontario) (together, “forward-looking statements”). Such forward-looking statements may include but are not limited to the Company’s plans for production at its Guanajuato and Topia Mines in Mexico, exploring its other properties in Mexico, the overall economic potential of its properties, the availability of adequate financing and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to potential political risks involving the Company’s operations in a foreign jurisdiction, uncertainty of production and cost estimates and the potential for unexpected costs and expenses, physical risks inherent in mining operations, currency fluctuations, fluctuations in the price of silver, gold and base metals, completion of economic evaluations, changes in project parameters as plans continue to be refined, the inability or failure to obtain adequate financing on a timely basis, and other risks and uncertainties, including those described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2009 and reports on Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov and Material Change Reports filed with the Canadian Securities Administrators and available at www.sedar.com.